Mercedes-Benz Auto Lease Trust 2023-A
Investor Report

Amounts in USD

Dates

Collection Period No.	19			
Collection Period (from... to)	1-Nov-2024	30-Nov-2024		
Determination Date	12-Dec-2024			
Record Date	13-Dec-2024			
Payment Date	16-Dec-2024			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2024	16-Dec-2024	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2024	15-Dec-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	355,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	493,000,000.00	14,034,630.61	0.00	14,034,630.61	28.467811	0.000000
Class A-3 Notes	463,100,000.00	463,100,000.00	438,266,508.34	24,833,491.66	53.624469	0.946376
Class A-4 Notes	77,900,000.00	77,900,000.00	77,900,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,389,000,000.00**	**555,034,630.61**	**516,166,508.34**	**38,868,122.27**		
Overcollateralization	193,911,701.69	193,906,683.46	193,906,683.46			
Total Securitization Value	**1,582,911,701.69**	**748,941,314.07**	**710,073,191.80**			
present value of lease payments	794,491,414.69	270,967,643.54	250,714,303.41			
present value of Base Residual Value	788,420,287.00	477,973,670.53	459,358,888.39			

	Amount	Percentage
Initial Overcollateralization Amount	193,911,701.69	12.25%
Target Overcollateralization Amount	193,906,683.46	12.25%
Current Overcollateralization Amount	193,906,683.46	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.240000%	61,284.55	0.124309	14,095,915.16	28.592120
Class A-3 Notes	4.740000%	1,829,245.00	3.950000	26,662,736.66	57.574469
Class A-4 Notes	4.710000%	305,757.50	3.925000	305,757.50	3.925000
Total		**2,196,287.05**		**$41,064,409.32**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,503,766,116.61**	**669,795,728.99**	**630,927,606.72**

Available 2023-A Collections	
Lease Payments Received	18,049,085.40
Net Sales Proceeds-early terminations (incl Defaulted Leases)	19,903,069.20
Net Sales Proceeds-scheduled terminations	10,688,226.00
Excess wear and tear included in Net Sales Proceeds	16,055.98
Excess mileage included in Net Sales Proceeds	73,401.75
Subtotal	**48,640,380.60**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	186,407.47
Total Available Collections	**48,826,788.07**

Distribution on the Exchange Note	
(1) Total Servicing Fee	624,117.76
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.25%)	2,930,356.31
(3) Exchange Note Principal Distributable Amount	38,868,122.27
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	6,404,191.73
Total Distribution	**48,826,788.07**

Available Funds ABS Notes	
Total Exchange Note Payments	41,798,478.58
Reserve Account Draw Amount	0.00
Total Available Funds	**41,798,478.58**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,196,287.05
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	38,868,122.27
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	734,069.26
Total Distribution	**41,798,478.58**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	624,117.76	624,117.76	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,196,287.05	2,196,287.05	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	61,284.55	61,284.55	0.00
thereof on Class A-3 Notes	1,829,245.00	1,829,245.00	0.00
thereof on Class A-4 Notes	305,757.50	305,757.50	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,196,287.05	2,196,287.05	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	38,868,122.27	38,868,122.27	0.00
Principal Distribution Amount	38,868,122.27	38,868,122.27	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,957,279.25
Reserve Fund Amount - Beginning Balance	3,957,279.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,987.10
minus Net Investment Earnings	13,987.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,957,279.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,987.10
Net Investment Earnings on the Exchange Note	
Collection Account	172,420.37
Investment Earnings for the Collection Period	186,407.47

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,582,911,701.69	34,991
Securitization Value beginning of Collection Period	748,941,314.07	19,053
Principal portion of lease payments	11,663,084.20	
Terminations- Early	15,550,622.19	
Terminations- Scheduled	9,077,358.74	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,577,057.14	
Securitization Value end of Collection Period	710,073,191.80	18,250
Pool Factor	44.86%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.25%	11.25%
Weighted Average Remaining Term (months)	28.22	15.81
Weighted Average Seasoning (months)	14.94	28.25
Aggregate Base Residual Value	998,583,831.26	523,118,091.46
Cumulative Turn-in Ratio		29.98%
Proportion of base prepayment assumption realized life to date		80.87%
Actual lifetime prepayment speed		0.85%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	702,986,127.76	18,089	99.00%
31-60 Days Delinquent	4,516,114.74	102	0.64%
61-90 Days Delinquent	1,748,295.46	43	0.25%
91-120 Days Delinquent	822,653.84	16	0.12%
Total	710,073,191.80	18,250	100.00%

Delinquency Trigger	**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.362%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	2,280,472.41	47	39,966,967.80	884
Liquidation Proceeds	1,051,273.46		27,264,058.73	
Recoveries	461,170.47		7,420,998.64	
Principal Net Credit Loss / (Gain)	768,028.48		5,281,910.43	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	1.263%
Prior Collection Period	(0.213%)
Second Prior Collection Period	0.294 %
Third Prior Collection Period	(0.040%)
Four Month Average	0.326%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.334%

Average Net Credit Loss / (Gain)   5,975.01

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	24,924,565.66	756	515,681,417.31	15,854
Sales Proceeds and Other Payments Received	28,850,729.63		600,354,651.14	
Residual Loss / (Gain)	(3,926,163.97)		(84,673,233.83)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(6.458)%
Prior Collection Period	(7.208%)
Second Prior Collection Period	(5.894%)
Third Prior Collection Period	(5.535%)
Four Month Average	(6.274)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (5.349)%

Average Residual Loss / (Gain)   (5,340.81)